UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

(Amendment No. 3)*

VALUEVISION MEDIA, INC.

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

92047K107

(CUSIP Number)

Keith R. Stewart

20305 Lakeview Avenue
Deephaven, MN 55331

With copy to:

Martin R. Rosenbaum

Maslon Edelman Borman & Brand, LLP

90 South 7th Street, Suite 3300

Minneapolis, MN 55402

612-672-8200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 24, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92047K107

(1)	Names of reporting persons I.R.S. Identification Nos. of above persons (entities only). Keith R. Stewart
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 2,427,399
	(8)	Shared voting power -0-
	(9)	Sole dispositive power 2,427,399
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 2,427,399 (see explanation in Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 4.3%1.
(14)	Type of reporting person (see instructions) IN

1.

Percentage of beneficial ownership is calculated based upon 54,902,994 shares of common stock outstanding as of June 24, 2014 (reflecting the reported exercise of certain warrants by GE Capital Equity Investments, Inc. as reported in Amendment No. 18 to Schedule 13D filed on June 26, 2014). The beneficial ownership of the Reporting Person under applicable SEC regulations includes 1,119,000 shares of common stock subject to vested stock options held by such person.

Item 1. SECURITY AND ISSUER

This Amendment No. 3 amends the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on July 27, 2009 (the “Initial Schedule 13D”) by Keith R. Stewart (the “Reporting Person”) with respect to the Common Stock, par value $0.01 per share (“Common Stock”) of ValueVision Media, Inc. (the “Issuer”), as previously amended by Amendment No. 1 to the Initial Schedule 13D filed on December 6, 2010 and Amendment No. 2 to the Initial Schedule 13D filed on September 12, 2012. Unless otherwise stated herein, the Initial Schedule 13D remains in full force and effect. Terms used therein and not defined herein have the meanings ascribed thereto in the Initial Schedule 13D.

Item 2. IDENTITY AND BACKGROUND

Item 2 is hereby amended and restated in its entirety as follows:

(a)     This Amendment is being filed by the Reporting Person.

(b)     The principal residence or office of the Reporting Person is 20305 Lakeview Avenue, Deephaven, MN 55331.

(c)     The Reporting Person is a private investor and was formerly Chief Executive Officer and a director of the Issuer.

(d)-(e) During the last five years, the Reporting Person has not been convicted in a criminal proceeding, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such individual was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting, or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5. INTEREST IN THE SECURITIES OF THE ISSUER

Item 5 is hereby amended and restated in its entirety as follows:

(a)

As of July 2, 2014, the Reporting Person beneficially owns 2,427,399 shares, of which 1,345,399 shares are owned of record by the Reporting Person and 1,119,000 shares that may be acquired pursuant to options that have vested, representing approximately 4.3% of the outstanding shares of Common Stock of the Issuer. The calculation of the foregoing percentage is based on a total of 54,902,994 shares of Common Stock of the Issuer outstanding as of June 24, 2014 (reflecting the reported exercise of certain warrants by GE Capital Equity Investments, Inc. reported in Amendment No. 18 to Schedule 13D filed on June 26, 2014). See Item 5(c) for additional detail of shares purchased or acquired by the Reporting Person during this reporting period.

(b)

The Reporting Person has sole voting and dispositive power with respect to the 2,427,399 shares of the Issuer, of which 1,345,399 shares are owned of record by the Reporting Person and 1,119,000 shares may be acquired pursuant to options that have vested.

(c)	TRANSACTIONS WITHIN THE LAST 60 DAYS OR SINCE THE LAST FILING.

On June 24, 2014, the Reporting Person sold 124,830 shares of Common Stock at a weighted average price of $5.0068 per share with sale prices ranging from $5.00 to $5.01 per share.

On June 25, 2014, the Reporting Person sold 19,037 shares of Common Stock at a price of $5.05 per share.

On June 26, 2014, the Reporting Person sold 23,750 shares of Common Stock at a price of $5.001 per share.

On June 27, 2014, the Reporting Person sold 71,917 shares of Common Stock at a price of $5.032 per share.

On June 30, 2014, the Reporting Person sold 10,629 shares of Common Stock at a price of $5.01 per share.

On July 1, 2014, the Reporting Person sold 118,039 shares of Common Stock at a price of $5.18 per share.

(d)	Not applicable.

(e)	On June 24, 2014, the Reporting Person ceased to be the beneficial owner of more than 5% of the Common Stock of the Issuer.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 2, 2014

/s/ Keith R. Stewart
Keith R. Stewart